Consent of Independent Registered Public Accounting Firm

The Board of Trustees

The Prudential Series Fund:

We consent to the use of our report, dated February 14, 2019, with respect to the statements of assets and liabilities of Jennison 20/20 Focus Portfolio, one of the portfolios comprising The Prudential Series Fund, including the schedule of investments, as of December 31, 2018, and related statement of operations for the year then ended, statement of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

April 15, 2019